Filed pursuant to Rule 424(b)(2)
SEC File No. 333-134911

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 3, 2006)

1,800,000 Shares

9.25% Series B Cumulative Preferred Stock

Liquidation Preference $25.00 Per Share

We are offering 1,800,000 shares of our 9.25% Series B Cumulative Preferred Stock, par value $0.001 per share, which we refer to in this prospectus supplement as the Series B Preferred Stock. We will pay cumulative dividends on the Series B Preferred Stock from, but excluding, the date of original issuance in the amount of $2.3125 per share each year, which is equivalent to 9.25% of the $25.00 liquidation preference per share. However, if the Series B Preferred Stock is not subject to a “national market listing,” as defined in this prospectus supplement, or if we fail to pay cash dividends on the outstanding Series B Preferred Stock in full for any four consecutive or non-consecutive quarters, investors will be entitled to receive cumulative cash dividends at the increased rate of 12.00% per annum of the $25.00 liquidation preference (equivalent to $3.00 per annum per share) as outlined in this prospectus supplement. Dividends on the Series B Preferred Stock will be payable quarterly in arrears, beginning on September 30, 2006.

Investors in our Series B Preferred Stock generally will have no voting rights but will have limited voting rights if we fail to pay dividends for four or more quarters and under certain other circumstances, which are described in this prospectus supplement under “Description of Series B Preferred Stock – Voting Rights.”

We may not redeem the Series B Preferred Stock before September 30, 2011, except as described below. On or after September 30, 2011, we may, at our option, redeem the Series B Preferred Stock, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the redemption date. If at any time a “Change of Ownership or Control,” as defined in this prospectus supplement, occurs, we will redeem or, in the event we are acquired by a “Qualifying Public Company,” such Qualifying Public Company will have the right to redeem, the Series B Preferred Stock, in whole but not in part, within 90 days after the date on which the Change of Ownership or Control has occurred at specified redemption amounts, as set forth in this prospectus supplement, as of the redemption date. Our Series B Preferred Stock has no stated maturity, will not be subject to any sinking fund or other mandatory redemption and will not be convertible into any of our other securities.

There is currently no public market for our Series B Preferred Stock. Our Series B Preferred Stock has been approved for listing on The NASDAQ Global Market under the symbol “GMXRP.” We expect trading of the Series B Preferred Stock will commence promptly on or after the date of this prospectus supplement, subject to issuance.

Investing in our Series B Preferred Stock involves risks. See “ Supplemental Risk Factors” beginning on page S-14 of this prospectus supplement and “ Risk Factors” beginning on page 3 of the accompanying prospectus.

	Per Share	Total
Public offering price	$25.0000	$45,000,000
Underwriting discounts and commissions(1)	$0.9375	$1,687,500
Proceeds, before expenses, to us.	$24.0625	$43,312,500

(1)	Excludes advisory fees of 1.50% ($0.3750 per share and $675,000 in total) payable equally at 0.75% each to A.G. Edwards & Sons, Inc. and Ferris, Baker Watts, Inc.

We expect that the Series B Preferred Stock will be ready for delivery in book-entry form through The Depository Trust Company on or about August 11, 2006.

We have granted to the underwriters a 30-day option to purchase up to an additional 200,000 shares of Series B Preferred Stock from us on the same terms and conditions as set forth above, less applicable underwriting discounts, commissions and advisory fees.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

A.G. EDWARDS	FERRIS, BAKER WATTS Incorporated

CAPITAL ONE SOUTHCOAST

FIRST ALBANY CAPITAL

The date of this prospectus supplement is August 8, 2006.

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

As used in this prospectus supplement, references to “we,” “our,” “us,” “GMX,” and the “company” are to GMX Resources Inc. and, except as the context otherwise requires, our consolidated subsidiaries, including Endeavor Pipeline Inc. (“Endeavor”) and Diamond Blue Drilling Co. (“Diamond Blue”).

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Series B Preferred Stock we are offering and certain other matters relating to us. This first part also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about our company and securities we may offer from time to time, some of which may not apply to this offering or the Series B Preferred Stock. If the information varies between this prospectus supplement and the accompanying prospectus, or any document incorporated by reference therein, you should rely on the information in this prospectus supplement.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in both documents, in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

You should rely only on the information contained in, incorporated or deemed incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents.

This prospectus supplement and the accompanying prospectus are not an offer to sell any security other than the shares of Series B Preferred Stock and are not soliciting an offer to buy any security other than the Series B Preferred Stock. This prospectus supplement and the accompanying prospectus are not an offer to sell our Series B Preferred Stock to any person, and it is not soliciting an offer from any person to buy our Series B Preferred Stock, in any jurisdiction where the offer or sale to that person is not permitted.

FORWARD-LOOKING STATEMENTS

All statements made in this document and accompanying supplements other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this report are subject to all the risks and uncertainties, which are described in this document. We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward-looking statements and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made except as may be required by federal securities laws.

There are a number of risks that may affect our future operating results and financial condition. These are described in the accompanying prospectus beginning on page 3. In addition, there are a number of risks applicable to the offering, as described below, beginning on page S-14.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before investing in our Series B Preferred Stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors, the supplemental risk factors and the financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our Business

We are an independent oil and gas company engaged in the development and exploitation of natural gas and oil properties. Our drilling, development and production activities are primarily focused on the Cotton Valley Sands in the North Carthage Field of Harrison and Panola counties of East Texas. In addition to our wholly-owned properties in the North Carthage Field, we are involved in a joint development agreement with Penn Virginia Oil & Gas, L.P. (“PVOG”), a wholly-owned subsidiary of Penn Virginia Corporation (NYSE: PVA). As of June 30, 2006, we owned 84 gross (46.0 net) producing Cotton Valley wells. We also hold a large inventory of Cotton Valley Sands development prospects, including 28,973 gross (15,268 net) acres. As of June 30, 2006, this included approximately 640 gross and 385 net possible additional drilling locations based on 40 acre well spacing. We believe the Cotton Valley Sands in this area are composed of nine gas saturated layers ranging from 8,000 to 12,000 feet deep. The upper Cotton Valley Sands encompasses the Stroud, BCD, Davis and Taylor layers and the lower Cotton Valley Sands area encompasses the upper, middle and lower Bossier layers as well as the Haynesville and Smackover layers. We are also involved in the drilling and development of wells in the Tatum Basin in Southeast New Mexico, where we had interests in 9 gross (5.5 net) producing natural gas wells as of June 30, 2006.

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma, 73114 and our telephone number is (405) 600-0711.

Business Strategy

Our strategy is to continue to build shareholder value by aggressively developing our East Texas natural gas properties, using multiple rigs to drill our undeveloped acreage in order to increase production and expand our proved and unproved natural gas reserves, while maintaining what we believe to be a strong balance sheet and financial position. During 2005, we increased the number of gross wells we drilled in East Texas by 106% compared to 2004 and have budgeted drilling 75 gross (39.0 net) wells in 2006, which is a 142% increase in gross wells over 2005. We will continue to evaluate strategic alternatives to enhance growth and value for our shareholders. We believe that this strategy will increase cash flow and enhance the value of the Company.

Competitive Strengths

We believe we are well positioned to execute our business strategy based on the following competitive strengths:

Experienced Management. The Company’s founders have experience in finding, exploiting, developing and operating reserves and operating companies. Ken L. Kenworthy, Jr., our Chief Executive Officer, has been active in various aspects of the oil and gas business for over 30 years. He was formerly Chairman and Chief Executive Officer of OEXCO, Inc. (“OEXCO”), an Oklahoma City-based privately held oil and gas company. He founded OEXCO in 1980 and successfully managed it until 1995 when it was sold. During this 15-year period, OEXCO operated approximately 300 wells. In addition, Ken L. Kenworthy, Sr., our Chief Financial Officer, has extensive financial experience with private and public businesses, including experience as Chief Financial Officer of CMI

Corporation, formerly a New York Stock Exchange-listed company that manufactured and sold road-building equipment. Our management team has a significant equity position in the Company (approximately 22% of our outstanding common stock as of June 30, 2006), which we believe aligns management’s interests with those of our common shareholders.

Substantial Proved Drilling and Exploitation Opportunities. In East Texas, we have a substantial inventory of drilling and recompletion projects that include 184 drilling locations with an estimated 114 Bcfe of proved undeveloped reserves as of December 31, 2005. We expect to add additional proved drilling and recompletion opportunities as our evaluation and drilling of the property base continues. Based on our December 31, 2005 reserve report, the pre-tax present value of our East Texas proved reserves was estimated to be approximately $397 million with estimated future development costs of $190 million. We have budgeted $96 million in 2006 for capital expenditures to develop our reserves and, and at this time, expect to budget at least $120 million in 2007.

Significant Inventory of Unproved Prospects. As of June 30, 2006, we had approximately 486 gross/316 net additional possible drilling locations (based on 40 acre spacing) in East Texas, which we believe have potential for development in the Pettit, Travis Peak and Cotton Valley formations at depths of 6,000 to 12,000 feet and which have not been assigned to proved reserves. Approximately 20,039 gross acres (11,511 net acres) of our 28,973 gross (15,268 net) acre leasehold position in the Cotton Valley Sands is held by production, so we do not have rental payments or drilling deadlines on those leases. This allows the Company to hold and drill prospects on these acres in order of priority without concern about lease expiration. Based on our past experience, we expect that almost all of these drilling locations will ultimately be assigned to proved reserves.

Emphasis on Gas Reserves. Our production volume for 2005 was 87% natural gas and 13% oil. Our proved reserves as of December 31, 2005 were 93% natural gas and 7% oil. While we continue to maintain a portion of our reserves in oil, we believe that the long-term outlook for natural gas is very favorable and intend to focus our activities primarily on development and expansion of our natural gas reserves.

Joint Development of East Texas. Through our joint venture with PVOG, we participate for a 30% or 50% working interest in approximately 19,756 gross (7,278 net) acres adjacent to our wholly-owned East Texas properties. Our joint venture with PVOG has provided us with several benefits, including leveraging our internal technical and financial resources to participate in a larger project with improved access to drilling rigs and other support services and to accelerate drilling activity. During 2005, we and PVOG acquired rights to use additional rigs to accelerate development on our joint acreage, and we expect further acceleration in 2006. Our drilling success rate in East Texas has been 100%, although we cannot provide any assurances that we will be able to continue to achieve such high success levels.

Our agreement with PVOG designates geographic areas which encompass distinct portions of our acreage positions defined as “Phases.” These Phases are all located in the Cotton Valley Sands development area. In Phase I (or “JV 30% Area”), we have a 20% carried interest in the first seven wells drilled (which have all been completed) and a right to participate for up to 30% of additional wells. In Phase II (or “JV 50% Area”), we have a 20% carried interest in the first two wells (which have been completed) and a right to participate for up to 50% of additional wells. PVOG is the operator of the wells in the JV 30% and 50% Areas. We and PVOG have rights to participate in acreage acquisitions in the JV 30% and 50% areas on the same basis as our non-carried interest participation rights. The participation agreement designates another Phase III (or “GMXR 100% Area”) in which we have exclusive drilling and development rights and PVOG is precluded from acquiring additional acreage until one year after the termination of the participation agreement, which terminates in December 2007. PVOG has a preferential right to purchase any acreage we may sell in this area. Our agreement currently permits PVOG to use up to four rigs, one of which is shared with us. Either party may terminate the multiple rig provisions on 60 days notice. We consider our relations with PVOG to be good, and we have had no material disputes with PVOG since the inception of the relationship.

Ownership of Drilling Rigs. In December 2005, we organized a wholly-owned subsidiary, Diamond Blue, to ensure access to drilling rigs at a favorable cost. At formation, we and Diamond Blue purchased a 12,500-foot depth drilling rig that we previously had under contract. In the third quarter of 2006, Diamond Blue expects to complete the acquisition of an additional 14,000-foot depth rig that is currently under construction. We may acquire or construct additional rigs in the future as opportunities arise. These rigs will be used to drill on our wholly-owned acreage.

Recent Developments

Second Quarter 2006 Results. Our net income was $1,592,494 for the second quarter of 2006 compared to a net income of $914,864 for the second quarter of 2005. The increase in net income was due to an 89% increase in production volumes and less than a 1% decrease in oil and gas prices. Our revenues for the second quarter were $6,493,516 compared to $3,455,375 in the second quarter of 2005, an increase of 88%. Net income per share was 14 cents per basic and diluted share for the second quarter of 2006, compared to a net income per share of 11 cents per basic and diluted share in the second quarter of 2005.

Our revenues for the six months ended June 30, 2006 were $13,209,406 compared to $6,073,055 in the first six months of 2005, an increase of 118%. Our net income was $3,726,821 for the six months ended June 30, 2006 compared to $1,519,388 for the same period in 2005, a 145% increase. Net income per share for the first half of 2006 was 33 cents per diluted share compared to net income per share of 18 cents for the first six months of 2005.

The increase in our revenues for the first six months of 2006 versus 2005 was $7,136,351. This was offset by increases in (a) lease operations of $562,286, resulting from additional new wells and higher maintenance costs, (b) depreciation, depletion and amortization of $1,492,572 due to increased production volume and higher development costs, and (c) all other expenses of $1,878,960 due to increased production volumes and increases in general and administrative expense.

Drilling Activity. In the first six months of 2006, we commenced and successfully completed wells, or had wells awaiting completion or connection to a sales line, in East Texas as follows:

	Wells Commenced		Wells Completed		Wells Awaiting Completion or Connection
	Gross	Net	Gross	Net	Gross	Net
GMXR 100% Area	8	8.0	6	6.0	2	2.0
JV 30% Area	13	3.9	9	2.7	4	1.2
JV 50% Area	4	2.0	3	1.5	1	0.5

Total	25	13.9	18	10.2	7	3.7

As of July 15, 2006, we and PVOG were using six rigs, one of which is owned by us and is drilling in the GMXR 100% Area, and one of which is shared with PVOG and available for drilling in the GMXR 100% Area. The other rigs are under contract to PVOG and drill in the JV 30% Area and JV 50% Area.

East Texas Deeper Drilling. In the first half of 2006, we drilled into deeper layers of the Cotton Valley formation at depths of 10,000-12,000 feet and encountered five new prospective reservoir layers which, based on log analysis, are expected to increase net reserves encountered per well by 0.4 to 1.3 Bcfe. Initially, we estimate the incremental cost to drill to these deeper zones to range from $500,000 to $1,000,000, and the deeper drilling is expected to increase the time from spud to completion and production. As we gain more experience in drilling and completing in these deeper formations, we expect our drilling and completion times will improve.

2006 Operational Guidance. Based on the impact of our deeper drilling described above and current expected rig availabilities, our 2006 expectations for drilling and capital expenditures in East Texas are set forth below:

	Expected Wells to be Drilled		Estimated Capital Expenditures (in 000s)
	Gross	Net
GMXR 100% Area	19	19.0	$53,000
JV 30% Area	42	12.6	28,000
JV 50% Area	14	7.0	15,000

Total	75	38.6	$96,000

We estimate our total production for 2006 will be 4.5 to 5 Bcfe.

Credit Line. On June 9, 2006, we executed an Amended and Restated Loan Agreement with Capital One, National Association, agent and lender, which added Union Bank of California as a lender and increased our borrowing base from $24 million to $35 million, subject to mandatory quarterly reductions of $1.5 million beginning June 30, 2006. As of June 30, 2006, we had $25 million outstanding under this loan agreement, the proceeds of which were used to fund additional drilling activities. Since June 30, 2006, we have increased our consolidated debt under the loan agreement by approximately $9 million. We may increase our borrowing activity as necessary to fund additional drilling activities in the future.

Recent Hedging Activity. Effective August 1, 2006, we entered into a one-year hedging transaction with Union Bank of California for 100,000 MMBtus per month, representing approximately 37% of our average monthly production for the six months ended June 30, 2006. This transaction is in the form of a fixed-price swap agreement, pursuant to which we receive (if the index price is lower than the fixed price) or pay (if the index price is higher than the fixed price) the difference between $8.005 per MMBtu and the index price, which is the Inside FERC – Houston Ship Channel price.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series B Preferred Stock, see “Description of Series B Preferred Stock” beginning on page S-19 of this prospectus supplement and “Description of Capital Stock” beginning on page 18 of the accompanying prospectus.

Issuer	GMX Resources Inc.

Securities offered

1,800,000 shares of 9.25% Series B Cumulative Preferred Stock, which we refer to as the Series B Preferred Stock. We may sell up to 200,000 additional shares of Series B Preferred Stock upon exercise of the underwriters’ option.

Dividends

Holders of the Series B Preferred Stock will be entitled to receive, when and as declared by the board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends on the Series B Preferred Stock at a rate of 9.25% per annum of the $25.00 liquidation preference (equivalent to $2.3125 per annum per share). However, under certain conditions of our non-payment of dividends on the Series B Preferred Stock or if the Series B Preferred Stock is no longer subject to a national market listing, the dividend rate on the Series B Preferred Stock may increase to 12.00% per annum. We will pro-rate the September 30, 2006 dividend payment based on the actual number of days the Series B Preferred Stock is outstanding for the current quarter. Commencing on September 30, 2006, dividends will be payable quarterly in arrears on or about the last calendar day of each March, June, September and December.

Dividends on the Series B Preferred Stock will accrue regardless of whether:

❑	our agreements, including our credit facilities, at any time prohibit the current payment of dividends;

❑	we have earnings;

❑	there are funds legally available for the payment of such dividends; or

❑	such dividends are authorized by our board of directors.

All of our dividends on the shares of Series B Preferred Stock will be credited to the previously accrued dividends on the shares of Series B Preferred Stock. We will credit any dividends made on the Series B Preferred Stock first to the earliest accrued and unpaid dividend due.

Penalties as a result of our failure to maintain a national market listing

If we fail to maintain a listing or quotation on the New York Stock Exchange, American Stock Exchange LLC or The NASDAQ Global, Global Select or Capital Market, or a comparable national exchange, which we refer to collectively in this prospectus supplement as a

“national market listing,” for 180 days or more, then (i) the annual dividend rate on the Series B Preferred Stock will be increased to 12.00% per annum commencing on the 181st day of no national market listing; and (ii) the holders of Series B Preferred Stock, voting separately as a class with holders of all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable, will have the right to elect two additional directors to serve on our board of directors. Such increased dividend rate and director service will continue for so long as there is no national market listing of the Series B Preferred.

Penalties as a result of failure to pay dividends

If cash dividends on the outstanding Series B Preferred Stock are not paid in full for any four consecutive or non-consecutive quarters: then, until we have paid all accumulated and unpaid dividends on the shares of our Series B Preferred Stock in full (i) the annual dividend rate on the Series B Preferred Stock will be increased to 12.00% per annum, which we refer to as the “Penalty Rate,” commencing on the first day after the missed fourth quarterly payment; (ii) if we do not pay dividends in cash, dividends on the Series B Preferred Stock, including all accrued but unpaid dividends, will be paid either (a) if our common stock is then subject to a national market listing, in the form of fully-tradable registered common stock of our company (based on the then prior 10-day weighted average daily trading price ending on the business day immediately preceding the payment) and cash in lieu of any fractional share, or (b) if our common stock is not then subject to a national market listing, in the form of additional shares of Series B Preferred Stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share; and (iii) the holders of Series B Preferred Stock, voting separately as a class with holders of all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable, will have the right to elect two additional directors to serve on our board of directors, until we have paid all dividends on the shares of our Series B Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. When we have paid cash dividends at the Penalty Rate for an additional two consecutive quarters, the dividend rate will be restored to the stated rate and the foregoing provisions will not be applicable, unless we again fail to pay a dividend for any future quarter.

Special redemption upon change of ownership or control

Following a “Change of Ownership or Control” of us by a person or entity other than by a “Qualifying Public Company,” we (or the acquiring entity) will be required to redeem the Series B Preferred Stock, in whole but not in part, within 90 days after the date on which the Change of Ownership or Control has occurred, for cash at the following price per share, plus accrued and unpaid dividends (whether or not declared), up to the redemption date:

Redemption Date	Redemption Price
On or before September 30, 2007	$26.00
On or before September 30, 2008	$25.75
On or before September 30, 2009	$25.50
On or before September 30, 2010	$25.25
After September 30, 2010	$25.00

A Change of Ownership or Control of us by a Qualifying Public Company will not require a mandatory redemption of the Series B Preferred Stock, but such Qualifying Public Company will have the right for a period of 90 days after a Change of Ownership or Control to redeem the Series B Preferred Stock pursuant to the special redemption provisions listed above.

To see how we define “Change of Ownership or Control” and “Qualifying Public Company” for this purpose, see “Description of Series B Preferred Stock – Redemption – Special Redemption upon Change of Ownership or Control” below.

Liquidation preference

If we liquidate, dissolve or wind up our operations, the holders of our Series B Preferred Stock will have the right to receive $25.00 per share, plus all accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment, before any payments are made to the holders of our common stock and any other of our equity securities ranking junior to the Series B Preferred Stock as to liquidation rights. The rights of the holders of the Series B Preferred Stock to receive the liquidation preference will be subject to the proportionate rights of holders of each other future series or class of our equity securities ranked on a parity as to liquidation rights with the Series B Preferred Stock.

No maturity or mandatory redemption

The Series B Preferred Stock does not have any stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions, except, under some circumstances upon a Change of Ownership or Control as described above. Accordingly, the shares of Series B Preferred Stock will remain outstanding indefinitely unless we decide to redeem them or purchase all or a portion of the shares in the open market. We are not required to set aside funds to redeem the Series B Preferred Stock.

Optional redemption

We may not redeem the Series B Preferred Stock prior to September 30, 2011, except pursuant to the special redemption upon a Change of Ownership or Control discussed above. On and after September 30, 2011, we may redeem the Series B Preferred Stock for cash at our option, in whole or from time to time in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to the redemption date.

Ranking

The Series B Preferred Stock will rank (i) senior to our common stock and any other junior shares that we may issue in the future; (ii) equal to any shares of parity stock that we may issue in the future; (iii) junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to such Series B Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock); and (iv) junior to all our indebtedness.

Voting rights

Holders of the Series B Preferred Stock will generally have no voting rights. However, if cash dividends on any outstanding Series B Preferred Stock are in arrears for any four consecutive or non-consecutive quarterly dividend periods, or if we fail to maintain a national market listing, the holders of the Series B Preferred Stock, voting separately as a class with holders of all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable, will have the right to elect two additional directors to serve on our board of directors until such time as the national market listing is obtained or the dividend arrearage is eliminated. In addition, certain changes that would be materially adverse to the rights of holders of the Series B Preferred Stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series B Preferred Stock and all other shares of voting preferred similarly affected and entitled to vote, voting as a single class.

Information rights

During any period in which we are not subject to the reporting requirements of the Securities Exchange Act but shares of Series B Preferred Stock are outstanding, we will mail to all holders of Series B Preferred Stock, as their names and addresses appear in our record books, copies of the annual reports and quarterly reports that we would have been required to file with the SEC if we were so subject (other than any exhibits that would have been required). We will mail the reports within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to the reporting requirements of the Securities Exchange Act. In addition, during the same period, we will, promptly upon written request, supply copies of such reports to any prospective holder of Series B Preferred Stock.

Tax consequences

Because we do not presently have accumulated or current earnings and profits for U.S. federal income tax purposes, we expect that any distributions we make on the Series B Preferred Stock initially will be applied against and will reduce your tax basis in your Series B Preferred Stock on a dollar-for-dollar basis and that the amount of any distributions paid in excess of your tax basis will be treated as capital gain. If, in the future, we have current or accumulated earnings and profits, we expect dividends on the Series B Preferred Stock, including any dividends payable in shares of our common stock or additional shares of Series B Preferred Stock, to be taxable to the holders of Series B Preferred Stock as ordinary income. Dividends, whether paid in cash or in kind, paid to individual holders and taxed as ordinary income will be eligible for the preferential tax rates under current U.S. federal tax law as qualifying dividends, and dividends paid to domestic corporate holders generally will be eligible for a dividends received deduction. For the tax consequences of a redemption of the Series B Preferred Stock and other tax considerations, see “Description of U.S. Federal Income Tax Considerations.”

Listing

The shares of Series B Preferred Stock will be listed on The NASDAQ Global Market under the symbol “GMXRP.” We expect trading of the shares of Series B Preferred Stock in The NASDAQ Global Market to commence promptly on or after the date of this prospectus supplement, subject to issuance.

Form	The Series B Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

No conversion rights	The Series B Preferred Stock is not convertible into, or exchangeable for, any of our other property or securities.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $42.4 million, or approximately $47.1 million if the underwriters exercise their option in full, after deducting the underwriting discounts, commissions, advisory fees and estimated expenses of this offering payable by us. We intend to use the net proceeds from this offering to fund drilling and development of our East Texas properties and for other general corporate purposes. Pending such uses, a portion of the net proceeds from this offering will be used to reduce indebtedness under our revolving bank credit facility, which will permit additional borrowings in the future under the terms of our bank credit facility.

Settlement date	Delivery of the Series B Preferred Stock will be made against payment therefor on or about August 11, 2006.

Risk factors

Investing in our preferred stock involves certain risks, which are described under “Supplemental Risk Factors” on page S-14 of this prospectus supplement and under “Risk Factors” beginning on page 3 of the accompanying prospectus and in our periodic reports incorporated herein by reference.

Summary Consolidated Financial and Operating Data

The following summary consolidated financial and operating data as of and for the fiscal years ended December 31, 2004 and 2005 were derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-KSB filed with the SEC. The following summary consolidated financial and operating data as of and for each of the six months ended June 30, 2005 and 2006 were derived from our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC and our second quarter 2006 earnings release dated August 2, 2006 included in our Form 8-K filed with the SEC on August 2, 2006, respectively, each of which is incorporated by reference in this prospectus supplement. In the opinion of our management, the unaudited interim period information has been prepared on the same basis as our audited consolidated financial statements and reflects all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for such periods. Results for the six months ended June 30, 2005 and 2006 are not necessarily indicative of results that may be expected for the entire year. You should read the following financial information in conjunction with our consolidated financial statements and notes thereto incorporated by reference herein.

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
			(unaudited)
Statement of Operations Data:
Oil and gas sales	$7,689,882	$19,026,050	$6,065,243	$13,157,042
Interest and other income	143,828	166,654	7,812	52,364

Total revenues	7,833,710	19,192,704	6,073,055	13,209,406

Lease operations	1,261,109	2,070,286	1,091,642	1,653,928
Production and severance taxes	518,721	1,241,338	357,369	962,482
General and administrative	1,985,912	3,388,396	1,334,467	2,552,963
Depreciation, depletion and amortization	2,043,485	3,982,079	1,620,872	3,113,444
Interest	558,504	142,409	149,317	204,668

Total expenses	6,367,731	10,824,508	4,553,667	8,487,485

Income before income taxes	1,465,979	8,368,196	1,519,388	4,721,921
Income tax expense – current	24,206	—	—	—
Income tax expense – deferred	—	1,212,100	—	995,100

Net income applicable to common shares	$1,441,773	$7,156,096	$1,519,388	$3,726,821

Net income per share:
Basic	$0.19	$0.81	$0.19	$0.34

Diluted	$0.19	$0.79	$0.18	$0.33

Weighted average common shares – basic	7,396,880	8,797,529	8,173,215	11,012,818
Weighted average common shares – diluted	7,491,778	9,102,181	8,337,736	11,193,210

Statement of Cash Flows Data:
Cash provided by operating activities	$3,684,155	$16,323,103	$3,328,486	$14,138,856
Cash used in investing activities	(8,867,944)	(39,549,002)	(7,825,788)	(48,786,036)
Cash provided by financing activities	5,418,813	24,755,850	4,732,667	34,293,962

Balance Sheet Data (at end of period):
Oil and gas properties, net	$35,956,760	$58,927,397	$41,061,195	$94,025,126
Total assets	40,991,463	81,103,271	48,413,043	125,492,013
Long-term debt, including current portion	3,762,294	1,756,002	8,372,774	26,942,491
Shareholders’ equity	32,406,856	61,225,096	34,048,432	79,467,125

Summary Operating and Reserve Data

The following table presents a summary of certain operating and oil and gas reserve data for the periods indicated.

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
	(unaudited)		(unaudited)
Production:
Oil (MBbls)	30	48	24	29
Natural gas (MMcf)	1,049	1,930	752	1,609
Gas equivalent (MMcfe)	1,231	2,220	896	1,781

Average Sales Price:
Oil (per Bbl)	$40.83	$53.35	$48.05	$63.58
Natural gas (per Mcf)	6.15	8.52	6.55	7.04

Average sales price (per Mcfe)	$6.25	$8.57	$6.78	$7.39

Operating and overhead costs (per Mcfe):
Lease operating expenses	$1.03	$0.93	$1.22	$0.93
Production and severance taxes	0.42	0.56	0.40	0.54
General and administrative	1.61	1.53	1.49	1.43

Total	$3.06	$3.02	$3.11	$2.90

Operating margin (per Mcfe)	$3.19	$5.55	$3.67	$4.49

Other (per Mcfe):
Depreciation, depletion and amortization – oil and gas production	$1.28	$1.58	$1.60	$1.46

Estimated net proved reserves (as of period-end):
Natural gas (Bcf)	56.9	150.2
Oil (MMbls)	1.2	2.0
Total (Bcfe)	64.3	162.0

Estimated Future Net Revenues (in millions)(1)(2)	$214.3	$1,648.9
Present Value (in millions)(1)(2)	$83.2	$409.6
Standardized measure of discounted future net cash flows (in millions)(3)	$64.2	$302.4

(1)	Estimated Future Net Revenue means estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development costs, and future abandonment costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative, debt service and future income tax expense or to depreciation, depletion and amortization. Present Value means the Estimated Future Net Revenues discounted using an annual discount rate of 10%.
(2)	The prices used in calculating Estimated Future Net Revenues and Present Value are determined using prices as of period end. Estimated Future Net Revenues and Present Value give no effect to federal or state income taxes attributable to estimated future net revenues.
(3)	The standardized measure of discounted future net cash flows gives effect to federal and state income taxes attributable to estimated future net revenues.

Ratio of Earnings to Fixed Charges

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

	Years Ended December 31,		Six Months Ended June 30, 2006
	2004	2005
Ratio of earnings to fixed charges(1)	2.6	25.7	17.3

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus fixed charges and amortization of capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs.

EBITDA

EBITDA represents net income before interest expense, income taxes (when applicable), depreciation, depletion, amortization and accretion and non-cash compensation expense. EBITDA is not a measure of net income or cash flow as determined by generally accepted accounting principles (“GAAP”). EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a company’s operating performance or liquidity. Certain items excluded from EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA. Our computations of EBITDA may not be comparable to other similarly titled measures of other companies. We believe that EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet future debt service requirements, if any. Our credit facility requires that we maintain a ratio of EBITDA to interest expense of no less than 3.00-to-1.00 on a rolling four-quarter basis. Our credit facility defines EBITDA consistently with the definition of EBITDA utilized and presented by us.

	Year Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
EBITDA	$4,067,968	$12,492,684	$3,289,577	$8,347,767

The following table represents a reconciliation of our net income to EBITDA:

	Year Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
Net income	$1,441,773	$7,156,096	$1,519,388	$3,726,821
Interest expense	558,504	142,409	149,317	204,668
Provision for income taxes	24,206	1,212,100	—	995,100
Depreciation, depletion, amortization and accretion	2,043,485	3,982,079	1,620,872	3,113,444
Non-cash compensation expense	—	—	—	307,734

EBITDA	$4,067,968	$12,492,684	$3,289,577	$8,347,767

SUPPLEMENTAL RISK FACTORS

An investment in our Series B Preferred Stock involves various risks. In addition to the risks described under “Risk Factors” beginning on page 3 of the accompanying prospectus, you should carefully consider the following supplemental risk factors in conjunction with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Series B Preferred Stock. Any of these risks could materially and adversely affect our business, financial condition and results of operations which, in turn, could materially and adversely affect the value of our Series B Preferred Stock, resulting in the loss of some or all of your investment.

Risks Relating to This Offering

The Series B Preferred Stock is a new issuance of securities and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series B Preferred Stock has no stated maturity date.

The shares of Series B Preferred Stock are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. An active trading market for the Series B Preferred Stock may not develop or, even if it develops, may not last, in which case the trading price of the Series B Preferred Stock could be adversely affected and your ability to transfer your shares of Series B Preferred Stock will be limited. We have been advised by the underwriters that they intend to make a market in the shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

The market value of the Series B Preferred Stock could be substantially affected by various factors.

The trading price of the Series B Preferred Stock may depend on many factors, including:

❒	market liquidity;

❒	prevailing interest rates;

❒	the market for similar securities;

❒	general economic conditions; and

❒	our financial condition, performance and prospects.

For example, higher market interest rates could cause the market price of the Series B Preferred Stock to go down.

We could be prevented from paying dividends on the Series B Preferred Stock.

You will only receive cash dividends on the Series B Preferred Stock if we have funds legally available for the payment of dividends and such payment is not restricted or prohibited by law or any documents governing our indebtedness. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series B Preferred Stock when payable. In addition, our existing bank credit facility restricts, and future debt, contractual covenants or arrangements we enter into may restrict or prevent, future dividend payments. Accordingly, there is no guarantee that we will be able to pay any cash dividends on our Series B Preferred Stock. Furthermore, in some circumstances, we may pay dividends in stock rather than cash, and our stock price may be depressed at such time.

Our existing bank credit facility loan agreement prohibits the payment of dividends if we are in default under the terms of our bank credit facility loan agreement or if our outstanding borrowing exceeds our borrowing base (as defined in the loan agreement).

We or our successor may not have sufficient funds available to redeem the Series B Preferred Stock after a Change of Ownership or Control.

We depend to a large extent on the efforts and continued employment of Ken L. Kenworthy, Jr., our Chief Executive Officer, and Ken L. Kenworthy, Sr., our Chief Financial Officer. If each of these officers does not continue his active, full-time employment, subject to the next sentence, this would constitute a Change of Ownership or Control, which would require us to redeem the Series B Preferred Stock. If one of these officers ceases employment due to death or disability, or if Ken Kenworthy, Sr. were to retire, then this would not be considered a Change of Ownership or Control so long as we hire or promote a replacement officer within four months. Please see the discussion set forth on page 3 of the attached prospectus under the caption, “Risk Factors – Risks related to GMX – The loss of our President or other key personnel could adversely affect us.”

In addition, under the terms of our Series B Preferred Stock, within 90 days after the date on which a Change of Ownership or Control has occurred we (or the acquiring entity) are required to redeem all of the Series B Preferred Stock for cash at a specified redemption price, plus accrued and unpaid dividends, up to the redemption date, unless the acquiror is a Qualifying Public Company. For the complete definition of “Change of Ownership or Control” and “Qualifying Public Company” please see “Description of the Series B Preferred Stock – Redemption – Special Redemption upon Change of Ownership or Control” on page S-23 of this prospectus supplement.

If we do not have sufficient funding for such redemption or if we or our successor is contractually restricted from redeeming the Series B Preferred Stock, the redemption will not occur, and holders of Series B Preferred Stock will be required to seek legal recourse to obtain such redemption.

The Series B Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.

The Series B Preferred Stock has not been rated by any nationally recognized statistical rating organization, and will be subordinated to all of our existing and future debt. As of June 30, 2006, our total indebtedness was approximately $27 million. We may also incur additional indebtedness in the future to finance potential acquisitions or the development of new properties. In connection with our existing and future indebtedness, we may be subject to restrictive covenants or other provisions that may prevent payment on our Series B Preferred Stock or may otherwise limit our ability to make dividend or liquidation payments on our Series B Preferred Stock. Upon our liquidation, our obligations to our creditors would rank senior to our Series B Preferred Stock and would be required to be paid before any payments could be made to holders of our Series B Preferred Stock.

Holders of Series B Preferred Stock have limited voting rights.

Except as expressly stated in the certificate of designation governing the Series B Preferred Stock, as a holder of Series B Preferred Stock, you will not have any relative, participating, optional or other special voting rights and powers and your approval will not be required for the taking of any corporate action. For example, your approval would not be required for any merger or consolidation in which we are involved or sale of all or substantially all of our assets, except to the extent that such transaction materially adversely changes the express power, preferences, rights or privileges of the holders of Series B Preferred Stock. See “Description of the Series B Preferred Stock – Voting Rights.”

Future offerings of preferred stock may adversely affect the value of our Series B Preferred Stock.

We may issue additional shares of Series B Preferred Stock and/or other classes of preferred shares. The issuance of additional preferred shares on parity with or senior to our Series B Preferred Stock would dilute the interests of the holders of Series B Preferred Stock, and any issuance of preferred stock that is senior to the Series B Preferred Stock could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series B Preferred Stock. None of the provisions relating to the Series B Preferred Stock contains any provisions affording the holders of the Series B Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of the Series B Preferred Stock, so long as the terms and rights of the holders of Series B Preferred Stock are not materially and adversely changed.

You may be required to use other sources of funds to pay income taxes in respect of dividends received, or deemed to be received, on the Series B Preferred Stock in certain circumstances.

If we are required to pay dividends on the Series B Preferred Stock in shares of our common stock or additional shares of Series B Preferred Stock and this stock is not marketable at such time, you will be required to satisfy your income tax liability with respect to such dividends from other sources.

We plan to take the position that there is no “original issue discount” associated with the potential redemption premium payable in connection with certain “Changes of Ownership or Control,” as described in this prospectus supplement. However, if the Internal Revenue Service disagrees with our position, you may be required to report as income the deemed distribution to you of a portion of the redemption premium, irrespective of whether it is paid by us.

For additional information concerning these matters, see “Description of U.S. Federal Income Tax Considerations.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $42.4 million, or approximately $47.1 million if the underwriters exercise their option to purchase additional shares of Series B Preferred Stock in full, after deducting the underwriting discounts, commissions and advisory fees and estimated expenses of the offering payable by us.

We intend to use the net proceeds from this offering to fund drilling and development of our East Texas properties and for other general corporate purposes. Pending such uses, a portion of the net proceeds from this offering will be used to reduce indebtedness under our revolving bank credit facility, which will permit additional borrowings in the future under the terms of our bank credit facility.

We have borrowed funds under our bank credit facility to fund drilling and development of our East Texas properties and for other general corporate purposes. The bank credit facility is a revolving facility that matures in July 2008 and that bears interest at a rate elected by us of either the prime rate as published in The Wall Street Journal (payable monthly) or the LIBO rate plus a margin ranging from 1.5% to 2.25% based on the amount of the loan outstanding in relation to our borrowing base under the credit facility for a period of one, two or three months (payable at the end of such period). As of June 30, 2006, the interest rate based on the LIBO rate was 7.1%.

CAPITALIZATION

The following table sets forth, as of June 30, 2006, our actual capitalization, and our as adjusted capitalization after giving effect to the sale of 1,800,000 shares of Series B Preferred Stock in this offering and the application of the estimated net proceeds from the offering as set forth in “Use of Proceeds.”

This table should be read in conjunction with our financial statements, which are incorporated by reference in the prospectus.

	As of June 30, 2006
	Actual	As Adjusted(1)
Cash and cash equivalents	$2,039,279	$19,426,778

Current portion of long-term debt:	298,707	298,707
Long-term debt:	26,643,784	1,643,783
Shareholders’ equity:
Preferred Stock, par value $0.001, 10,000,000 shares authorized
Series A Junior Participating Preferred Stock, 25,000 shares authorized, none issued and outstanding	—	—
9.25% Series B Cumulative Preferred Stock, 3,000,000 shares authorized, none issued and outstanding, 1,800,000 shares outstanding as adjusted (aggregate liquidation preference: $45,000,000)	—	1,800
Common Stock, par value $0.001 per share, 50,000,000 shares authorized, 11,214,950 issued and outstanding	11,215	11,215
Additional paid-in capital	65,479,203	107,864,903
Retained earnings	13,976,707	13,976,707

Total shareholders’ equity	$79,467,125	$121,854,625

Total capitalization	$106,409,616	$123,797,115

(1)	Since June 30, 2006, consolidated long-term debt under our bank credit facility loan agreement has increased by approximately $9 million.

DESCRIPTION OF SERIES B PREFERRED STOCK

The summary of certain terms and provisions of the Series B Preferred Stock contained in this prospectus supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to our certificate of incorporation, as amended, including the terms and provisions of the certificate of designation relating to the Series B Preferred Stock, which are incorporated by reference herein. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

General

Our board of directors is authorized to cause us to issue, from our authorized but unissued shares of preferred stock, one or more series of preferred stock, to establish from time to time the number of shares to be included in each such series, and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. Pursuant to this authority, our board of directors has established the terms of the Series B Preferred Stock, which are described below.

When issued, the Series B Preferred Stock will be validly issued, fully paid and non-assessable. The holders of the Series B Preferred Stock will have no preemptive rights with respect to any of our stock or any securities convertible into or carrying rights or options to purchase any such stock. The Series B Preferred Stock will not be subject to any sinking fund or other obligation of us to redeem or retire the Series B Preferred Stock, except as described below under “Redemption – Special Redemption upon Change of Ownership or Control.” Unless otherwise redeemed by us, the Series B Preferred Stock will have a perpetual term with no maturity.

The shares of Series B Preferred Stock will be listed on The NASDAQ Global Market under the symbol “GMXRP.” We expect trading of the shares of Series B Preferred Stock in The NASDAQ Global Market to commence promptly on or after the date of this prospectus supplement, subject to issuance.

The Series B Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company, except in limited circumstances. See “Book-Entry Procedures” below.

The transfer agent, registrar and dividend disbursing agent for the Series B Preferred Stock will be UMB Bank, n.a., Kansas City, Missouri.

Ranking

The Series B Preferred Stock will rank (i) senior to our common stock and any other junior shares that we may issue in the future; (ii) equal to any shares of parity stock that we may issue in the future; (iii) junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to such Series B Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock); and (iv) junior to all our indebtedness.

Dividends

Holders of the Series B Preferred Stock will be entitled to receive, when and as declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 9.25% per annum of the $25.00 per share liquidation preference, equivalent to $2.3125 per annum per share.

Dividends on the Series B Preferred Stock will accrue and be cumulative from, but excluding, the date of original issuance and will be payable quarterly in arrears on or about the last calendar day of each March, June, September and December. The first dividend on the shares of Series B Preferred Stock will be payable on or about September 30, 2006. Dividends payable on the shares of Series B Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay dividends to holders of record as they appear in our stock records at the close of business on the applicable record date, which will be the 10th day preceding the applicable payment date, or such other date we establish no less than 10 days and no more than 30 days preceding the payment date.

We will not declare or pay or set aside for payment any dividend on the shares of Series B Preferred Stock if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law. Our existing bank credit facility loan agreement prohibits the payment of dividends if we are in default under the terms of our bank credit facility or if our outstanding borrowing exceeds our borrowing base (as defined in the loan agreement).

Notwithstanding the foregoing, however, dividends on the shares of Series B Preferred Stock will accrue regardless of whether: (i) our agreements, including our credit facilities, at any time prohibit the current payment of dividends; (ii) we have earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are authorized by our board of directors. Except as otherwise provided, accrued but unpaid distributions on the shares of Series B Preferred Stock will not bear interest, and holders of the shares of Series B Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our dividends on the shares of Series B Preferred Stock will be credited to the previously accrued dividends on the shares of Series B Preferred Stock. We will credit any dividends made on the shares of Series B Preferred Stock first to the earliest accrued and unpaid dividend due.

We will not declare or pay any dividends, or set aside any funds for the payment of dividends, on shares of common stock or other shares that rank junior to the shares of Series B Preferred Stock, or redeem, purchase or otherwise acquire shares of common stock or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative dividends on the shares of Series B Preferred Stock for all past dividend periods.

If we do not declare and either pay or set aside for payment the full cumulative dividends on the shares of Series B Preferred Stock and all shares that rank on a parity with the shares of Series B Preferred Stock, the amount which we have declared will be allocated pro rata to the shares of Series B Preferred Stock and to each parity series of shares so that the amount declared for each share of Series B Preferred Stock and for each share of each parity series is proportionate to the accrued and unpaid distributions on those shares.

Failure to Make Dividend Payments

If we fail to pay cash dividends on the outstanding Series B Preferred Stock in full for any four consecutive or non-consecutive quarters, until we have paid all dividends on the shares of our Series B Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full: (i) the annual dividend rate on the Series B Preferred Stock will be increased to 12.00% per annum, which we refer to as the “Penalty Rate,” commencing on the first day after the missed fourth quarterly payment; (ii) if we do not pay dividends in cash, dividends on the Series B Preferred Stock, including all accrued but unpaid dividends, will be paid either (a) if our common stock is then listed or quoted on the New York Stock Exchange, American Stock Exchange LLC or The NASDAQ Global, Global Select or Capital Market, or a comparable national exchange, which we collectively refer to as a “national market listing,” in the form of our fully-tradable registered common stock (based on the then prior 10-day weighted average daily trading price ending on the business day immediately preceding the payment) and cash in lieu of any fractional share, or (b) if our common stock is not then subject to a national market listing, in the form of additional shares of Series B

Preferred Stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share; and (iii) the holders of our Series B Preferred Stock will have the voting rights described below, until we have paid all dividends on the shares of our Series B Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. See “ – Voting Rights.” When we have paid cash dividends at the Penalty Rate for an additional two consecutive quarters, the dividend rate will be restored to the stated rate and the foregoing provisions will not be applicable, unless we again fail to pay a cash dividend for any future quarter.

We are required by the terms of the certificate of designation governing the Series B Preferred Stock to reserve a sufficient number of shares of our common stock or Series B Preferred Stock for the payment of dividends in additional shares of our common stock or Series B Preferred Stock.

Failure to Maintain National Market Listing of Series B Preferred Stock

If we fail to maintain a national market listing for 180 days or more, then (i) the annual dividend rate on the Series B Preferred Stock will be increased to 12.00% per annum commencing on the 181st day of no national market listing; and (ii) holders of Series B Preferred Stock will have the voting rights described below. See “ – Voting Rights.” When the Series B Preferred Stock is once again subject to a national market listing, the dividend rate will be restored to the stated rate and the foregoing provisions will not be applicable, unless the Series B Preferred Stock is again no longer subject to a national market listing.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any dividend or payment shall be made to the holders of any common stock or any other class or series of our stock ranking junior to the Series B Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of Series B Preferred Stock shall be entitled to receive out of our assets legally available for distribution to shareholders, liquidating dividends in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon. After payment of the full amount of the liquidating dividends to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating dividends on all outstanding Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our stock ranking on a parity with the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Series B Preferred Stock and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating dividends to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of us with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of us.

The certificate of designation governing the Series B Preferred Stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series B Preferred Stock, even though this amount is substantially in excess of the par value of the Series B Preferred Stock.

Redemption

General

We may not redeem the Series B Preferred Stock prior to September 30, 2011, except following a “Change of Ownership or Control” as described below in this prospectus supplement. On or after September 30, 2011, we, at our option upon not less than 30 nor more than 60 days’ written notice, may redeem the Series B Preferred

Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest. If fewer than all of the outstanding Series B Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by us, and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by us.

Unless full cumulative dividends on all Series B Preferred Stock and all stock ranking on a parity with the Series B Preferred Stock with respect to the payment of dividends and amounts upon liquidation, dissolution and winding up (referred to as parity shares) shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series B Preferred Stock or shares of parity stock shall be redeemed unless all outstanding Series B Preferred Stock and shares of parity stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series B Preferred Stock or shares of parity stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Stock and shares of parity stock. Furthermore, unless full cumulative dividends on all outstanding Series B Preferred Stock and shares of parity stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any Series B Preferred Stock or shares of parity stock (except by conversion into or exchange for our stock ranking junior to the Series B Preferred Stock and shares of parity stock as to dividends and upon liquidation).

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to accumulate on the Series B Preferred Stock, such shares shall no longer be deemed to be outstanding, and all of your rights as a holder of shares of Series B Preferred Stock will terminate with respect to such shares, except the right to receive the redemption price and all accrued and unpaid dividends up to the redemption date.

Procedures

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Series B Preferred Stock at the address shown on our share transfer books. Each notice shall state: (i) the redemption date; (ii) the number of shares of Series B Preferred Stock to be redeemed; (iii) the redemption price of $25.00 per share of Series B Preferred Stock, plus any accrued and unpaid dividends through the date of redemption; (iv) the place or places where certificates for Series B Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the Series B Preferred Stock will cease to accrue on such redemption date; and (vi) any other information required by law or by the applicable rules of any exchange upon which the Series B Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series B Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series B Preferred Stock to be redeemed from each such holder.

At our election, on or prior to the redemption date, we may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series B Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series B Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited that remain unclaimed by the holders of the Series B Preferred Stock at the end of six months after the redemption date will be returned to us by such bank or trust company. If we make such a deposit, shares of the Series B Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.

On or after the date fixed for redemption, each holder of shares of Series B Preferred Stock must present and surrender each certificate representing his Series B Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series B Preferred Stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of preferred stock.

If we redeem any shares of Series B Preferred Stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

Special Redemption upon Change of Ownership or Control

Following a “Change of Ownership or Control” of us by a person or entity other than by a “Qualifying Public Company,” we (or the acquiring entity) will be required to redeem the Series B Preferred Stock, in whole but not in part, within 90 days after the date on which the Change of Ownership or Control has occurred for cash, at the following price per share, plus accrued and unpaid dividends (whether or not earned or declared), up to the redemption date:

Redemption Date	Redemption Price
On or before September 30, 2007	$26.00
On or before September 30, 2008	$25.75
On or before September 30, 2009	$25.50
On or before September 30, 2010	$25.25
After September 30, 2010	$25.00

A Change of Ownership or Control of us by a Qualifying Public Company will not require a mandatory redemption of the Series B Preferred Stock, but such Qualifying Public Company will have the right for a period of 90 days after a Change of Ownership or Control to redeem the Series B Preferred Stock pursuant to the special redemption provisions listed above.

A “Change of Ownership or Control” shall be deemed to have occurred on the date (i) that a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the total voting stock of our company; (ii) that we sell, transfer or otherwise dispose of all or substantially all of our assets; (iii) that we permit or suffer a change in our key management, meaning the continued active full time employment of each of Ken Kenworthy, Jr. (as Chief Executive Officer) and Ken Kenworthy, Sr. (as Chief Financial Officer); provided, however, that the cessation of active employment of one such officer due to death or disability, or the retirement of Ken Kenworthy, Sr. (as Chief Financial Officer), shall not be considered a “Change of Ownership or Control” so long as we hire or promote a replacement officer within four months; or (iv) of the consummation of a merger or share exchange of our company with another entity where our shareholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of the outstanding voting stock of the corporation issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of our board of directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. “Voting stock” shall mean stock of any class or kind having the power to vote generally for the election of directors.

A “Qualifying Public Company” is defined as a company with common stock that is subject to a national market listing, which, on a pro-forma combined basis with us, had an EBITDA(X)-to-Interest Expense Plus Preferred Dividends ratio of at least 2.0-to-1.0 for the 12-month period ending as of the end of the Qualifying Public Company’s fiscal quarter immediately preceding the Change of Ownership or Control.

The term “EBITDA(X)” as used in the Series B Preferred Stock means the sum of: (i) net income for that period, plus (ii) any extraordinary loss and other expenses not considered to be operating in nature reflected in such net income, minus (iii) any extraordinary gain, interest income and other income not considered operating in nature reflected in such net income, plus (iv) depreciation, depletion, amortization and all other non-cash expenses for that period, plus (v) all interest, fees, charges and related expenses paid or payable (without duplication) for that period to a lender in connection with borrowed money or the deferred purchase price of assets that are considered “interest expense” under generally accepted accounting principles, together with the portion of rent paid or payable (without duplication) for that period under capital lease obligations that should be treated as interest in accordance with Financial Accounting Standards Board Statement No. 13, plus (vi) the aggregate amount of federal and state taxes on or measured by income for that period (whether or not payable during that period), plus (vii) the amounts classified as exploration expense and dry hole costs for a company following the successful efforts method of accounting.

Voting Rights

Except as indicated below, the holders of Series B Preferred Stock will have no voting rights.

If and whenever either (i) four consecutive or non-consecutive quarterly dividends payable on the Series B Preferred Stock or any shares of parity stock are in arrears (which, for any quarterly dividend, means that such dividend has not been paid in full), whether or not earned or declared, or (ii) the Series B Preferred Stock is not subject to a national market listing for a period of 180 days, the number of directors then constituting our board of directors will be increased by two, and the holders of Series B Preferred Stock, voting together as a class with the holders of any other series of parity stock upon which like voting rights have been conferred (any such other series, being “voting preferred shares”), will have the right to elect two additional directors to serve on our board of directors at any annual meeting of shareholders, or special meeting held in place thereof, or a special meeting of the holders of Series B Preferred Stock and such voting preferred shares called at the request of any holder of record of the Series B Preferred Stock or by a holder of such voting preferred shares and at each subsequent annual meeting of shareholders until all such dividends and all dividends for the current quarterly period on the Series B Preferred Stock and such other voting preferred shares have been paid or declared and paid or set aside for payment for two consecutive quarterly periods, or until the Series B Preferred Stock is again subject to a national market listing, as applicable. The term of office of all directors so elected will terminate with the termination of such voting rights.

The approval of two-thirds of the outstanding Series B Preferred Stock and all other series of voting preferred shares similarly affected, voting as a single class, is required in order to (i) amend our certificate of incorporation to affect materially and adversely the rights, preferences or voting power of the holders of the Series B Preferred Stock or the voting preferred shares, (ii) enter into a share exchange that affects the Series B Preferred Stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case each share of Series B Preferred Stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of the Series B Preferred Stock (except for changes that do not materially and adversely affect the holders of the Series B Preferred Stock) or (iii) authorize, reclassify, create, or increase the authorized amount of any class of stock having rights senior to the Series B Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, we may create additional classes of parity shares and shares ranking junior to the Series B Preferred Stock as to dividends or upon liquidation (each, referred to as “junior shares”), increase the authorized number of shares of Series B Preferred Stock, parity shares and junior shares and issue additional shares of Series B Preferred Stock, series of parity shares and junior shares without the consent of any holder of Series B Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding Series B Preferred Stock have been redeemed in accordance with their terms or called for redemption in accordance with their terms and sufficient funds have been deposited in trust to effect such redemption.

Except as provided above, the holders of Series B Preferred Stock are not entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets or any amendment to our certificate of incorporation.

Conversion

The shares of Series B Preferred Stock are not convertible into or exchangeable for any of our other property or securities.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act and any shares of Series B Preferred Stock are outstanding, we will (i) transmit by mail to all holders of Series B Preferred Stock, as their names and addresses appear in our record books and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act if we were subject to such Sections (other than any exhibits that would have been required), and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series B Preferred Stock. We will mail the reports to the holders of Series B Preferred Stock within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Securities Exchange Act.

Book-Entry Procedures

The Depository Trust Company, which we refer to herein as DTC, will act as securities depositary for the Series B Preferred Stock. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of Series B Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the Series B Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series B Preferred Stock will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in the Series B Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series B Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act. DTC holds securities that its participants, referred to as Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as Indirect Participants. The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase the Series B Preferred Stock within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the Series B Preferred Stock on DTC’s records. You, as the actual owner of the Series B Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series B Preferred Stock is credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series B Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of the Series B Preferred Stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series B Preferred Stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our certificate of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices will be sent to Cede & Co. If less than all of the outstanding shares of Series B Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of Series B Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series B Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the Series B Preferred Stock are credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series B Preferred Stock will be made directly to DTC. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series B Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series B Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series B Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Securities Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series B Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Initial settlement for the Series B Preferred Stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations that relate to the acquisition, ownership and disposition of the Series B Preferred Stock offered by this prospectus supplement. The following discussion is intended to address only those U.S. federal income tax considerations that are generally relevant to all shareholders who will hold the Series B Preferred Stock as a capital asset. It is not exhaustive of all possible tax considerations and is not tax advice. For example, it does not give a detailed description of any state, local or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to a shareholder subject to special treatment under the U.S. federal income tax laws, including without limitation insurance companies, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding Series B Preferred Stock as part of a hedging or conversion transaction or straddle, tax-exempt organizations, or foreign corporations and persons who are not citizens or residents of the United States.

The information in this section is based on the Internal Revenue Code of 1986, as amended, regulations of the Treasury Department in effect on the date hereof, which we refer to as the “Treasury Regulations,” current administrative interpretations and positions of the Internal Revenue Service and existing court decisions. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change, perhaps retroactively, the law on which the following discussion is based. Even if there is no change in applicable law, we cannot assure you that the statements set forth in this discussion will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

We have received an opinion from our counsel, Crowe & Dunlevy, A Professional Corporation, to the effect that this discussion, to the extent that it constitutes matters of law or legal conclusions or purports to describe provisions of U.S. federal income tax laws related to the Series B Preferred Stock described in this prospectus supplement, is correct in all material respects.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ASSOCIATED WITH THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES B PREFERRED STOCK, IN LIGHT OF YOUR PERSONAL INVESTMENT CIRCUMSTANCES.

Tax Characterization of Series B Preferred Stock

Preferred stock must be characterized as either “common stock” or “preferred stock” for U.S. federal income tax purposes. The characterization of the Series B Preferred Stock for these purposes is relevant both (i) to the tax treatment of payment-in-kind dividends, if any, of additional common stock or Series B Preferred Stock received with respect to the outstanding Series B Preferred Stock, as discussed below in “ – Tax Considerations for Holders of Series B Preferred Stock – Distributions of Additional Shares of Common Stock or Series B Preferred Stock,” and (ii) to whether taxable dividends are considered to accrue with respect to the Series B Preferred Stock by reason of the difference between the “issue price” and the “redemption price” of the Series B Preferred Stock in certain circumstances, as discussed below in “ – Tax Considerations for Holders of Series B Preferred Stock – Constructive Distribution Due to Excessive Redemption Price.”

For purposes of Section 305 of the Internal Revenue Code, the term “preferred stock” generally refers to capital stock that, in relation to other classes of capital stock outstanding, enjoys certain limited rights and privileges that are generally associated with specified dividend and liquidation priorities, but does not participate in corporate growth to any significant extent. Thus, capital stock, although denominated as “preferred stock,” will not be treated as “preferred stock” for these purposes if it has a “real and meaningful probability” of actually participating in the earnings and growth of the corporation. Because the Series B Preferred Stock does not have the right under the certificate of designation governing the terms of the Series B Preferred Stock to participate with our common stock with respect to dividends paid on our common stock and liquidation proceeds, and because we do not believe that there currently is a real and meaningful probability that the Series B Preferred Stock actually will participate in our earnings and growth above and beyond the Series B Preferred Stock’s stated dividend and liquidation preferences, we believe that it is more likely than not, and intend to take the position, that the Series B Preferred Stock will currently be treated as “preferred stock” for U.S. federal income tax purposes. We cannot assure you, however, that this position will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

Tax Considerations for Holders of Series B Preferred Stock

Distributions in General. The amount of any distribution or constructive distribution to you with respect to the Series B Preferred Stock generally will be treated as a dividend, taxable as ordinary income to you, to the extent of our current or accumulated “earnings and profits,” as determined under U.S. federal income tax principles. To the extent the amount of such a distribution exceeds our current and accumulated earnings and profits, such distribution will not be treated as a dividend, taxable as ordinary income to you, but rather the excess will be applied against, and will reduce, your tax basis in the Series B Preferred Stock on a dollar-for-dollar basis. The amount of any distribution in excess of your tax basis will be treated as capital gain. As noted below, we do not presently have current or accumulated earnings and profits.

Distributions or constructive distributions treated as dividends to individual holders of Series B Preferred Stock will be subject to preferential tax rates if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. Such dividends will be “qualified dividend income,” and treated as adjusted net capital gain, taxed at the 5% or 15% maximum rates which apply to adjusted net capital gain. However, under current law, such preferential tax treatment only applies through tax years beginning before January 1, 2011. Unless extended by further legislation, after the expiration of this preferential tax treatment, any dividends we pay will be subject to taxation at ordinary income tax rates then in effect for qualified dividend income. In general, distributions or constructive distributions treated as dividends to domestic corporate holders of Series B Preferred Stock should be eligible for a dividends received deduction.

For U.S. federal income tax purposes, earnings and profits generally are determined by computing a corporation’s taxable income, adding back certain items excluded or deducted in determining taxable income that may not be excluded or deducted in computing earnings and profits (such as certain tax-exempt income), subtracting certain items not deducted in computing taxable income that may be deducted in computing earnings and profits (such as federal income taxes), and adjusting for certain timing differences attributable to deferred income or accelerated deductions and for certain corporate distributions and changes in capital structure. We do not presently have accumulated earnings and profits for tax purposes, and we do not expect to have current earnings and profits for tax purposes in 2006. Because the determination of earnings and profits is highly dependent on our level of drilling activities and the source of funding for those activities, we are not currently able to predict whether, or when, we will have earnings and profits for tax purposes. Consequently, we expect that any distributions that we make on the Series B Preferred Stock initially will be applied against, and will reduce, your tax basis in the Series B Preferred Stock on a dollar-for-dollar basis, with the amount of any distribution in excess of your tax basis being treated as capital gain.

Distributions of Additional Shares of Common Stock or Series B Preferred Stock. As discussed under “Description of Series B Preferred Stock – Dividends – Failure to Make Dividend Payments” and “Description of Series B Preferred Stock – Dividends – Failure to Maintain National Market Listing of Series B Preferred Stock,” the certificate of designation governing the Series B Preferred Stock requires us to pay dividends on the Series B Preferred Stock “in-kind” in shares of our common stock or additional shares of Series B Preferred Stock in certain circumstances. Such dividend distributions of shares of common stock or additional shares of Series B Preferred Stock will be treated as taxable distributions in the same manner as cash distributions. The amount of the distribution and the basis of the shares of common stock or Series B Preferred Stock received will equal the fair market value of such shares on the distribution date.

Constructive Distribution Due to Excessive Redemption Price. Under Section 305 of the Internal Revenue Code and related Treasury Regulations, if redeemable preferred stock is “preferred stock” for U.S. federal income tax purposes and the redemption price of the redeemable preferred stock exceeds its issue price by more than a de minimis amount, the excess may be taxable as a constructive distribution. Such a constructive distribution would be taken into account in generally the same manner as original issue discount would be taken into account if the preferred stock were treated as a debt instrument for U.S. federal income tax purposes. We refer to this excess as the “redemption premium.” Under this “accrual rule,” any constructive distribution generally would be treated in the same manner as distributions described above under “ – Distributions in General.”

Because the redemption price of the Series B Preferred Stock exceeds its issue price by more than a de minimis amount, a holder of Series B Preferred Stock would be required to include the amount of the redemption premium in gross income on an annual basis under a constant yield accrual method, regardless of its regular method of tax accounting, in advance of the receipt of cash attributable to such income, to the extent that we have current or accumulated earnings and profits during the relevant periods. In addition, any additional shares of Series B Preferred Stock distributed by us in lieu of cash dividend payments on the Series B Preferred Stock would also bear a redemption premium if the issue price of such shares would be less than their redemption price by more than a de minimis amount. Solely for computing the dividend amount, each share of the Series B Preferred Stock issued as a payment in-kind dividend will be valued at its liquidation preference of $25. This redemption premium would give rise to additional constructive distributions subject to U.S. federal income tax.

We have provided counsel with representations that the likelihood of a “Change of Ownership or Control” of us other than by a “Qualifying Public Company,” as described in this prospectus supplement, is remote and is beyond the legal or practical control of the holders of the Series B Preferred Stock. Therefore, the holders of the Series B Preferred Stock should not be required to include the redemption premium in gross income on an annual basis under a constant yield accrual method. We have also represented to counsel that in the event a “Change of Ownership or Control” occurs with a Qualifying Public Company, we will have satisfied the requirements of a safe harbor provided in applicable Treasury Regulations as of the issue date, and therefore, the Qualifying Public Company’s right to redeem the Series B Preferred Stock will not be treated as more likely than not to occur. Accordingly, we will not file reports with the Internal Revenue Service accruing the redemption premium.

Redemption of Series B Preferred Stock. A redemption of shares of Series B Preferred stock will be a taxable event. If the redemption is treated as a sale or exchange, you generally will recognize long-term capital gain or loss, if such shares have a holding period in excess of one year, equal to the difference between the amount of cash received and your adjusted tax basis in the shares of Series B Preferred Stock redeemed, except to the extent that any cash received is attributable to accrued but unpaid dividends on the Series B Preferred Stock, which generally will be subject to the rules discussed above in “ – Distributions in General.” A redemption will be treated as a sale or exchange if the redemption:

❑	results in a “complete redemption” of your stock interest in our company under Section 302(b)(3) of the Internal Revenue Code;

❑	is a “substantially disproportionate” redemption with respect to you under Section 302(b)(2) of the Internal Revenue Code; or

❑	is “not essentially equivalent to a dividend” with respect to you under Section 302(b)(1) of the Internal Revenue Code.

In determining whether any of these tests has been met, you must take into account not only shares of Series B Preferred Stock and our common stock that you actually own, but also shares that you constructively own within the meaning of Section 318 of the Internal Revenue Code.

A redemption will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in your stock interest in our company, which will depend on your particular facts and circumstances at such time. If, as a result of the redemption, your relative stock interest in our company is minimal, you exercise no control over our corporate affairs, and you suffer a reduction in your proportionate interest in our company, including any stock you constructively own, you generally should be regarded as having suffered a meaningful reduction in your interest in our company.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Internal Revenue Code. A redemption will result in a “complete redemption” if either all of our stock actually and constructively owned by you is exchanged in the redemption or all of our stock actually owned by you is exchanged in the redemption and you are eligible to waive, and you effectively waive, the attribution of our stock constructively owned by you in accordance with the procedures described in Section 302(c)(2) of the Internal Revenue Code. A distribution to you will be “substantially disproportionate” if the percentage of our outstanding voting stock actually and constructively owned by you immediately following the redemption, treating shares of Series B Preferred Stock exchanged in the redemption as not outstanding, is less than 80% of the percentage of our outstanding voting stock actually and constructively owned by you immediately before the redemption, treating shares of Series B Preferred Stock exchanged in the redemption as outstanding, and immediately following the redemption you own stock representing less than 50% of the total combined voting power of our stock. However, a redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the happening of an event is not voting stock until the happening of the specified event. Accordingly, any redemption of Series B Preferred Stock will more than likely not qualify for the “substantially disproportionate” exception because such Series B Preferred Stock only has voting rights in certain limited circumstances, although it would qualify in the event such circumstances arise (see “Description of Series B Preferred Stock – Voting Rights”).

If the redemption does not constitute a sale or exchange, your receipt of cash will be treated as a taxable distribution. For information about the U.S. federal income tax consequences of the receipt of a distribution, see generally “ – Distributions in General” above. If a redemption is treated as a dividend, your tax basis in the shares of Series B Preferred Stock redeemed should be added to your basis in any other shares of our stock actually or constructively owned by you.

Sale or Other Taxable Disposition of Series B Preferred Stock. Upon a sale or other taxable disposition of Series B Preferred Stock, you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition of the Series B Preferred Stock and your adjusted tax basis in such Series B Preferred Stock. The capital gain or loss will be long-term capital gain or loss if your holding period for the Series B Preferred Stock is longer than one year. You should consult your own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and noncorporate taxpayers.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply with respect to payments of dividends on the Series B Preferred stock and to certain payments of proceeds on the sale, redemption or other taxable disposition of the Series B Preferred Stock. Such payments will be subject to backup withholding at a rate of 28% unless the beneficial owner of such Series B Preferred Stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. In addition, if the Series B Preferred Stock is sold to or through a “broker,” the broker may be required to withhold such percentage of the entire sales price, unless either the broker determines that the seller is a corporation or other exempt recipient or the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the Internal Revenue Service, unless the broker determines that the seller is an exempt recipient. The term “broker,” as defined by the Treasury Regulations, includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to you is allowable as a credit against your U.S. federal income tax, which may entitle you to a refund, provided that you furnish the required information to the Internal Revenue Service. In addition, certain penalties may be imposed by the Internal Revenue Service on a holder who is required to supply information, but does not do so in the proper manner.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives A.G. Edwards & Sons, Inc., have severally agreed to purchase from us the following respective numbers of shares of Series B Preferred Stock at a public offering price, less the underwriting discounts, commissions and advisory fees set forth on the cover page of this prospectus supplement:

Underwriters	Number of Shares
A.G. Edwards & Sons, Inc.	720,000
Ferris, Baker Watts Incorporated	720,000
Capital One Southcoast, Inc.	180,000
First Albany Capital	180,000

Total	1,800,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of Series B Preferred Stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of Series B Preferred Stock offered by this prospectus supplement, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

The underwriters initially propose to offer the shares of Series B Preferred Stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $0.5000 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.4500 per share to other dealers. After the initial offering of Series B Preferred Stock, the offering price and other selling terms may be varied by the underwriters from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 200,000 additional shares of Series B Preferred Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Series B Preferred Stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of Series B Preferred Stock as the number of shares of Series B Preferred Stock to be purchased by it in the above table bears to the 1,800,000 shares of Series B Preferred Stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of Series B Preferred Stock to the underwriters to the extent the option is exercised. If any additional shares of Series B Preferred Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 1,800,000 shares are being offered.

The following table shows the per share and total public offering price, underwriting discount and proceeds, before expense, to us, assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of Series B Preferred Stock:

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$25.0000	$45,000,000	$50,000,000
Underwriting discount and commission	$0.9375	$1,687,500	$1,875,000
Proceeds, before expenses, to us	$24.0625	$43,312,500	$48,125,000

We have agreed to pay an advisory fee equal to 1.5% of the public offering price ($0.3750 per share and $675,000 in total, or $750,000 if the underwriters exercise their option in full) payable equally to A.G. Edwards & Sons, Inc. and Ferris, Baker Watts Incorporated. This advisory fee is not included in the underwriting discounts and commissions set forth above or on the cover of this prospectus supplement.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts, commissions and advisory fees, will be approximately $250,000.

The shares of Series B Preferred Stock will be listed on The NASDAQ Global Market under the symbol “GMXRP.” We expect trading of the shares of Series B Preferred Stock in The NASDAQ Global Market to commence promptly on or after the date of this prospectus supplement, subject to issuance. The underwriters have advised us that they intend to make a market in the shares prior to the commencement of trading in The NASDAQ Global Market. The underwriters will have no obligation to make a market in the shares of Series B Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

We, Ken L. Kenworthy, Jr. and Ken L. Kenworthy, Sr. and our directors have agreed that during the 90 days after the date of this prospectus supplement, subject to limited exceptions, including an exception that permits our executive officers and directors and members of their families and their affiliates to sell up to an aggregate amount of 350,000 shares of our common stock, we and they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, issue, sell, offer, agree to sell, grant any option or contract for the sale of, pledge, make any short sale of, maintain any short position with respect to, establish or maintain a “put equivalent option” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act) with respect to, enter into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of common stock, other securities, cash or other consideration) that transfers to another, in whole or in part, any of the economic consequences of ownership, or otherwise dispose of, any shares of our common stock (or any securities convertible into, exercisable for or exchangeable for our common stock or any interest therein or any capital stock of our subsidiary). These lock-up restrictions will cover approximately 2.2 million shares of our outstanding common stock in the aggregate. A.G. Edwards may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 90-day period. There are, however, no agreements between A.G. Edwards and the parties that would allow them to do so as of the date of this prospectus supplement.

The 90-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

In connection with the offering, the underwriters may purchase and sell shares of our Series B Preferred Stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

❑

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Series B Preferred Stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

❑	Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to completion of the offering.

❑	Stabilizing transactions consist of various bids for or purchases of our Series B Preferred Stock made by the underwriters in the open market prior to the completion of the offering.

❑	The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

❑	Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Series B Preferred Stock. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our Series B Preferred Stock. As a result, the price of our Series B Preferred Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected in The NASDAQ Global Market, in the over-the-counter market or otherwise and may be discontinued at any time.

This prospectus supplement and the accompanying prospectus in electronic format are being made available on Internet web sites maintained by one or more of the underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus form a part.

Some of the underwriters or their affiliates have provided financial advisory and investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services. A.G. Edwards & Sons, Inc. and Capital One Southcoast, Inc. were co-placement agents of our $21.6 million common stock private placement in July 2005 and Capital One, N.A., an affiliate of Capital One Southcoast, Inc., is the lender under our revolving credit facility. Additionally, Capital One Southcoast, Inc. was our placement agent for a $7.5 million private placement of common stock in June 2004.

In compliance with any National Association of Securities Dealers, Inc. (NASD) guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus supplement.

We expect that delivery of the Series B Preferred Stock will be made against payment therefor on or about August 11, 2006, which is the third business day following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares before August 11, 2006 will be required, by virtue of the fact that any such trade will settle in more than three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisor with respect to these matters.

LEGAL MATTERS

The validity of the shares of Series B Preferred Stock offered hereby and certain other matters, including the matters described under “Description of U.S. Federal Income Tax Considerations,” will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma. Certain legal matters related to this offering will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005 and December 31, 2004, incorporated by reference in this prospectus supplement and the attached prospectus have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm, as stated in their report appearing in our Annual Report on Form 10-KSB, as amended, for the year ended December 31, 2005, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The historical reserve information prepared by Sproule Associates Inc. incorporated by reference in this prospectus supplement and the attached prospectus has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-KSB or Form 10-K, quarterly reports on Form 10-QSB or Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, (405) 600-0711.

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. You can get a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus and prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

❑	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed with the SEC on March 31, 2006, as amended by Forms 10-KSB/A filed with the SEC on April 7, 2006, June 28, 2006 and August 1, 2006;

❑	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006, as amended by Form 10-Q/A filed with the SEC on August 1, 2006;

❑	our Current Report on Form 8-K filed with the SEC on January 20, 2006;

❑	our Current Report on Form 8-K filed with the SEC on May 10, 2006;

❑	our Current Report on Form 8-K filed with the SEC on June 9, 2006;

❑	our Current Report on Form 8-K filed with the SEC on August 2, 2006;

❑	our Current Report on Form 8-K filed with the SEC on August 7, 2006;

❑	our Current Report on Form 8-K filed with the SEC on August 8, 2006;

❑	the description of our common stock and preferred stock purchase rights contained in our Registration Statements on Forms 8-A12G, filed with the SEC on February 8, 2001 (as amended on February 13, 2001) and May 18, 2005, including any amendments or reports filed for the purpose of updating such description;

❑	the description of our Series B Preferred Stock contained in our Registration Statement on Form 8-A12B filed with the SEC on August 8, 2006, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the Commission in accordance with Commission rules and regulations is not incorporated into this Registration Statement and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the Commission in accordance with Commission rules and regulations) subsequent to the date of this filing and prior to the termination of the offering of the securities shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus at no cost to the requestor. Inquiries should be directed to: Ken L. Kenworthy, Sr., Chief Financial Officer, 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, (405) 600-0711.

GMX RESOURCES INC.

$200,000,000

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Guarantees

Units

We may offer and sell, from time to time, in one or more series:

•	unsecured senior debt securities;

•	secured senior debt securities;

•	unsecured subordinated debt securities;

•	secured subordinated debt securities;

•	shares of common stock;

•	shares of preferred stock;

•	shares of preferred stock that may be represented by depositary shares;

•	warrants to purchase debt securities, common stock, preferred stock or other securities; and

•	units to purchase one or more debt securities, common stock, preferred stock, depositary shares or warrants or any combination of such securities.

The securities:

•	will have a maximum aggregate offering price of $200,000,000 (or the equivalent amount in other securities);

•	will be offered at prices and on terms to be set forth in an accompanying prospectus supplement;

•	may be offered separately or together, or in separate series;

•	may be convertible into or exchangeable for other securities;

•	may be guaranteed by certain of our subsidiaries; and

•	may be listed on a national securities association, if specified in an accompanying prospectus supplement.

We will provide the specific terms of the securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if it is accompanied by a prospectus supplement.

Our common stock is listed on the NASDAQ Stock Market under the symbol “GMXR.” Each prospectus supplement offering any securities other than our common stock will state whether those securities are listed or will be listed on any exchange or market.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities, see “Plan of Distribution” in this prospectus.

You Should Read This Prospectus and Any Prospectus Supplement Carefully Before You Invest, Including the Risk Factors Which Begin on Page 3 of This Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated July 3, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell different types of the securities described in this prospectus in one or more offerings up to a total offering amount of $200,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. The information contained in this prospectus is complete and accurate only as of the date on the front cover, but the information may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-KSB or Form 10-K, quarterly reports on Form 10-QSB or Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is 9400 North Broadway, Suite 600, Oklahoma City, OK 73114, (405) 600-0711.

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can get a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

INCORPORATION BY REFERENCE

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed with the SEC on March 31, 2006, as amended by Form 10-KSB/A filed with the SEC on April 7, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006;

•	our Current Report on Form 8-K filed with the SEC on January 16, 2006;

•	our Current Report on Form 8-K filed with the SEC on May 10, 2006;

•	our Current Report on Form 8-K filed with the SEC on June 9, 2006;

•	the description of our common stock and preferred stock purchase rights contained in our Registration Statements on Forms 8-A12G, filed with the SEC on February 8, 2001 (as amended on February 13, 2001) and May 18, 2005, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the Commission in accordance with Commission rules and regulations is not incorporated into this Registration Statement and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the Commission in accordance with Commission rules and regulations) subsequent to the date of this filing and prior to the termination of the offering of the securities shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus at no cost to the requestor. Inquiries should be directed to: Ken L. Kenworthy, Sr., Chief Financial Officer, 9400 North Broadway, Suite 600, Oklahoma City, OK 73114, (405) 600-0711.

FORWARD-LOOKING INFORMATION

All statements made in this document and accompanying supplements other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this report are subject to risks and uncertainties including changes in general economic and business conditions and the other factors which are described in this document. We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward looking statements and we cannot assure you that the assumptions used are necessarily the most likely to occur. We will not necessarily update any forward looking statements to reflect events or circumstances occurring after the date the statement is made except as may be required by federal securities laws.

ABOUT GMX

General

GMX Resources Inc. (referred to herein as “we,” “us,” “GMX” or the “Company”) is an independent natural gas and oil producer headquartered in Oklahoma City, Oklahoma. Our principal drilling and development activities were focused on our property base in the East Texas, North Carthage Field in Harrison and Panola counties.

We were incorporated as an Oklahoma corporation in 1998. Our common stock is listed on the NASDAQ Stock Market under the symbol “GMXR”. Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma, 73114 and our telephone number is (405) 600-0711.

RISK FACTORS

Investing in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the risks described below and all other information contained or incorporated by reference in this prospectus. The risks and uncertainties described below and in other filings incorporated by reference in this prospectus are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also adversely affect us. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our common stock and/or the value of any other securities we may issue may decline, and you might lose part or all of your investment.

Risks Related to GMX

Our principal shareholders own a significant amount of common stock, giving them significant influence over corporate transactions and other matters.

Ken L. Kenworthy, Jr. (and his wife) and Ken L. Kenworthy, Sr. beneficially own approximately 13.9% and 7.8% respectively, of our outstanding common stock. These shareholders, acting together, have a significant influence on the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership makes it unlikely that any other holder or group of holders of common stock will be able to affect the way we are managed or the direction of our business. These factors may also delay or prevent a change in the management or voting control of GMX.

The loss of our President or other key personnel could adversely affect us.

We depend to a large extent on the efforts and continued employment of Ken L. Kenworthy, Jr., our President, and Ken L. Kenworthy, Sr., our Executive Vice President. The loss of the services of either of them could adversely affect our business. In addition, it is a default under our credit agreement if there is a significant change in management.

We are managed by the members of a single family, giving them influence and control in corporate transactions and their interests may differ from those of other shareholders.

Our executive officers consist of Ken L. Kenworthy, Jr., and his father. Because of the family relationship among members of management, certain employer/employee relationships, including performance evaluations and compensation reviews, may not be conducted on a fully arms-length basis as would be the case if the family relationships did not exist. Our Board of Directors include members unrelated to the Kenworthy family and significant compensation and other relationship issues between GMX and its management are reviewed and approved by an appropriate committee of outside directors. However, as the owners of a significant percentage of our common stock, the Kenworthys have significant influence over the current directors.

Our wells produce oil and gas at a relatively slow rate.

We expect that our existing wells and other wells that we plan to drill on our existing properties will produce the oil and gas constituting the reserves associated with those wells over a period of between 15 and 70 years at relatively low annual rates of production. By contrast, wells located in other areas of the United States, such as offshore Gulf coast wells, may produce all of their reserves in a shorter period, for example, four to seven years. Because of the relatively slow rates of production of our wells, our reserve values will be affected by long term changes in oil or gas prices or both and we will be limited in our ability to offset any price declines by increasing rates of production. We may hedge our reserve position for limited periods of time but we do not anticipate that, in declining markets, the price we could obtain in any hedging transaction will be attractive.

Our future performance depends upon our ability to obtain capital to find or acquire additional oil and natural gas reserves that are economically recoverable.

Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. The business of exploring for, developing or acquiring reserves is capital intensive. Our ability to make the necessary capital investment to maintain or expand our oil and natural gas reserves is limited by our relatively small size. Further, our East Texas joint development partner, Penn Virginia Oil and Gas, LP (“PVOG”), may propose drilling that would require more capital than we have available from cash flow from operations or our bank credit facility. In such case, we would be required to seek additional sources of financing or limit our participation in the additional drilling. In addition, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reserves will be encountered.

Hedging our production may result in losses or limit potential gains.

Although we do not currently plan to hedge any of our production, we may enter into hedging arrangements in the future or if required by our bank credit facility. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

•	our production is less than expected;

•	the counter-party to the hedging contract defaults on its contact obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas. If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors who engage in hedging arrangements.

Our credit facility contains certain covenants that may inhibit our ability to make certain investments, incur additional indebtedness and engage in certain other transactions, which could adversely affect our ability to meet our future goals.

Our credit facility includes certain covenants that, among other things, restrict:

•	our investments, loans and advances and the paying of dividends and other restricted payments;

•	our incurrence of additional indebtedness;

•	the granting of liens, other than liens created pursuant to the credit facility and certain permitted liens;

•	mergers, consolidations and sales of all or a substantial part of our business or properties;

•	the hedging, forward sale or swap of our production of crude oil or natural gas or other commodities;

•	the sale of assets; and

•	our capital expenditures.

Our credit facility requires us to maintain certain financial ratios, such as leverage ratios. All of these restrictive covenants may restrict our ability to expand or pursue our business strategies. Our ability to comply with these and other provisions of our credit facility may be impacted by changes in economic or business conditions, results of operations or events beyond our control. The breach of any of these covenants could result in a default under our credit facility, in which case, depending on the actions taken by our lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under our credit facility, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lenders could proceed against their collateral. If the indebtedness under our credit facility were to be accelerated, our assets may not be sufficient to repay in full such indebtedness.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business and stock price.

We have begun the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will be required to comply with Section 404 for the year ending December 31, 2006. However, we cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonable likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

Risks Related to the Oil and Gas Industry

A substantial decrease in oil and natural gas prices could have a material impact on us.

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow. Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow under our credit facility is subject to periodic redeterminations based on oil and gas prices specified by our bank at the time of determination. In addition, we may have full-cost ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions, and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce our revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because a significant portion of our reserves are natural gas reserves, we are more affected by movements in natural gas prices.

We could have difficulty in obtaining equipment and services.

Higher oil and gas prices and increased oil and gas drilling activity generally stimulate increased demand and result in increased prices and unavailability for drilling rigs, crews and associated supplies, equipment and services. While we and Penn-Virginia have recently been successful in acquiring or contracting for services, we could experience difficulty obtaining drilling rigs, crews, associated supplies, equipment and services in the future. These shortages could also result in increased costs, delays in timing of anticipated development or cause interests in oil and gas leases to lapse. We cannot be certain that we will be able to implement our drilling plans at all or at costs that will be as estimated or acceptable to us.

Estimating our reserves and future net cash flows is difficult to do with any certainty.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data incorporated by reference in this prospectus represents only an estimate. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment. A reduction in oil and gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and gas that could be economically produced, thereby reducing the quantity of reserves. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, results of future development, operating and development costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

A majority of our estimated proved reserves (by volume) are undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. You should be aware that the estimated costs to recover undeveloped reserves included in our reserve estimates may not be accurate, development may not occur as scheduled and results may not be as estimated.

We may incur write-downs of the net book values of our oil and gas properties that would adversely affect our shareholders’ equity and earnings.

The full cost method of accounting, which we follow, requires that we periodically compare the net book value of our oil and gas properties, less related deferred income taxes, to a calculated “ceiling.” The ceiling is the estimated after-tax present value of the future net revenues from proved reserves using a 10% annual discount rate and using constant prices and costs. Any excess of net book value of oil and gas properties is written off as an expense and may not be reversed in subsequent periods even though higher oil and gas prices may have increased the ceiling in these future periods. A write-off constitutes a charge to earnings and reduces shareholders’ equity, but does not impact our cash flows from operating activities. Even though such write-offs do not affect cash flow, they could have a material adverse effect on the price of our publicly traded securities.

Operational risks in our business are numerous and could materially impact us.

Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

•	the presence of unanticipated pressure or irregularities in formations;

•	accidents;

•	title problems;

•	weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the delivery of equipment.

Also, our ability to market oil and natural gas production depends upon numerous factors, many of which are beyond our control, including:

•	capacity and availability of oil and natural gas systems and pipelines;

•	effect of federal and state production and transportation regulations; and

•	changes in supply of and demand for oil and natural gas.

We do not insure against all potential losses and could be materially impacted by uninsured losses.

Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents, such as oil spills, gas leaks, salt water spills and leaks, ruptures or discharges of toxic gases. If any of these risks occur in our operations, we could experience substantial losses due to:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties; and

•	other losses resulting in suspension of our operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability limit of $2 million. We do not maintain insurance for damages arising out of exposure to radioactive material. Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations. Further, losses could result in future difficulty in obtaining insurance at reasonable rates.

Governmental regulations could adversely affect our business.

Our business is subject to certain federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations have increased the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production could limit the total number of wells drilled or the allowable production from successful wells which could limit our revenues.

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

Environmental liabilities could adversely affect our business.

In the event of a release of oil, gas or other pollutants from our operations into the environment, we could incur liability for personal injuries, property damage, cleanup costs and governmental fines. We could potentially discharge these materials into the environment in any of the following ways:

•	from a well or drilling equipment at a drill site;

•	leakage from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations; and

•	blowouts, cratering and explosions.

In addition, because we may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties.

Competition in the oil and gas industry is intense, and we are smaller than many of our competitors.

We compete with major integrated oil and gas companies and independent oil and gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Risks Related to our Common Stock

We have not paid dividends and do not anticipate paying any dividends on our common stock in the foreseeable future.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends on common stock in the foreseeable future. Payment of any future common stock dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and other factors. The declaration and payment of any future dividends on common stock is currently prohibited by our credit agreement and may be similarly restricted in the future.

Shares eligible for future sale may depress our stock price.

At May 31, 2006, we had 11,214,967 shares of common stock outstanding of which 2,438,713 shares were held by affiliates and, in addition, 247,500 shares of common stock were subject to outstanding options granted under certain stock option plans (of which 55,250 shares were vested at May 31, 2006).

All of the shares of common stock held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The shares of the common stock issuable upon exercise of the stock options have been registered under the Securities Act. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair our ability to raise additional capital through the sale of equity securities.

The price of our common stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded on The NASDAQ Stock Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

•	fluctuations in commodity prices;

•	variations in results of operations;

•	legislative or regulatory changes;

•	general trends in the industry;

•	market conditions; and

•	analysts’ estimates and other events in the natural gas and crude oil industry.

We may issue shares of preferred stock with greater rights than shares of our common stock.

Subject to the rules NASDAQ, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of our common stock. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than our common stock.

Provisions in our shareholder rights plan and organizational documents could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

We are an Oklahoma corporation. The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our amended and restated certificate of incorporation and by-laws that could delay or prevent an unsolicited change in control of our company include board authority to issue preferred stock and advance notice provisions for director nominations or business to be considered at a shareholder meeting. In addition, we have adopted a shareholder rights plan which is intended to deter third parties from making acquisitions of more than 20% of our stock without the approval of our Board of Directors.

Future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect our stock price.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 50,000,000 shares of common stock with such rights as determined by our Board of Directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

USE OF PROCEEDS

Unless we specify otherwise in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and any prospectus supplement will be used for general corporate purposes. General corporate purposes may include any of the following:

•	repaying debt;

•	providing working capital;

•	funding capital expenditures;

•	paying for acquisitions or the expansion of our business; or

•	repurchasing our capital stock.

We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	Year Ended December 31,					Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	3.8	*	2.2	2.6	25.7	49.6

*	Earnings inadequate to cover fixed charges.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus fixed charges and amortization of capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs. Our earnings were inadequate to cover fixed charges in 2002 by $767,995.

DESCRIPTION OF DEBT SECURITIES

The following description of debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. The debt securities will be issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indenture and the subordinated indenture are called indentures.

Because we have included only a summary of the indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities. The summary is not complete. The forms of the indentures have been filed as exhibits to the registration statement to which this prospectus relates and you should read the indentures for provisions that may be important to you.

As used in this section of the prospectus and under the caption “Description of Capital Stock,” the terms “we,” “our” and “us” mean GMX Resources Inc. only, and not its subsidiaries.

General

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to certain of our debt, as described in the subordinated securities themselves or under the supplemental indenture under which they are issued.

We conduct some of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred shareholders, except to the extent that we may ourself be a creditor with recognized and unsubordinated claims against any subsidiary.

If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “—Subsidiary Guarantees.”

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	any limit upon the total principal amount of the debt securities;

•	the dates on which the principal and premium (if any) of the debt securities will be payable;

•	the interest rate or rates, or the method of determination thereof, that the debt securities will bear and the interest payment dates for the debt securities;

•	places where payments of the principal, premium, if any, and interest may be made on the debt securities;

•	any optional redemption periods;

•	any subordination and the terms thereof;

•	any sinking fund, amortization or other provisions that would obligate us to redeem, repurchase or repay some or all of the debt securities;

•	if other than US dollars, the currency or currencies, or the form of other securities or property in which principal of (and premium, if any) and/or interest on the debt securities will or may be payable;

•	any index or other method used to determine the amount of payment of principal of (and premium, if any) and/or interest on the debt securities;

•	whether any portion of the principal amount of such debt securities is payable upon declaration of the acceleration of the maturity thereof;

•	any additional means of satisfaction or discharge of the debt securities;

•	whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	whether the debt securities will be secured or unsecured;

•	any deletions, modifications, or additions to the events of default or covenants pertaining to the debt securities or made for the benefit of the holders thereof;

•	whether the debt securities will be convertible or exchangeable and, if so, the provisions regarding convertibility or exchangeability of the debt securities;

•	whether the debt securities will be subject to certain optional interest rate reset provisions;

•	whether the debt securities will be issued as a global debt security and, in that case, the identity of the depository for the debt securities; and

•	any other terms of the debt securities.

Neither of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, coupon or global form.

The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form and whether the debt securities will be in denominations other than $1,000 each or multiples thereof.

Original Issue Discount

One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subsidiary Guarantees

Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of our subsidiaries. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries.

The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture, and any applicable related supplemental indenture.

If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our senior debt, then the guarantee by those subsidiaries will be subordinated to their senior debt and will be subordinated to any guarantees by those subsidiaries of our senior debt. See “—Subordination.”

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of any debt specified in the applicable prospectus supplement and supplemental indenture as being senior to the subordinated debt.

Consolidation, Merger or Sale

The indentures generally permit a consolidation or merger between us and another entity. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other entity or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, upon compliance with these provisions, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Events of Default

Each of the indentures defines an event of default with respect to debt securities of any series as any of the following events:

•	failure to pay interest on any debt security for 30 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment for 30 days after it is due;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events of bankruptcy, insolvency or reorganization; or

•	any other event of default included in any indenture or supplemental indenture.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an event of default occurs and is continuing with respect to all series of debt securities as a result of a failure to perform a covenant applicable to all securities or because of bankruptcy, insolvency or reorganization, the trustee or the holders of at least 25% in aggregate principal amount of all of the debt securities may declare the entire principal of all the debt securities to be due and payable immediately. If either of these events occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series (or of the debt securities of all series, as the case may be) can void the declaration. There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Equal and Ratable Securitization

Neither we nor any restricted subsidiary may secure senior debt securities of any series unless the debt securities of every other series are also equally and ratably secured. The subordinated securities have no such restrictive covenant.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge.

Global Securities

Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (“DTC”) acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

We must also obtain an opinion of counsel to the effect that as a result of the defeasance, holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Meetings

Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 20% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of Oklahoma.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

DESCRIPTION OF CAPITAL STOCK

Common Stock

GMX is currently authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share.

As of May 31, 2006, there were 11,214,967 shares of our common stock issued and outstanding. Holders of the common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor. Under the terms of our revolving credit facility, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. We have designated 25,000 of such shares as Series A Junior Participating Preferred Stock in connection with our Rights Plan. The Board of Directors is authorized, without any further action by shareholders, to determine the rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

If we offer preferred stock, a description will be filed with the SEC and the certificate of designation for any series of preferred stock will be described in a prospectus supplement. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The terms of the preferred stock may include:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

•	the voting rights, if any, of holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred stock being offered on any securities exchange;

•	whether interests in the shares of the series will be represented by depositary shares;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that holders thereof will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

The transfer agent and registrar for the preferred stock will be identified in the applicable prospectus supplement.

Depositary Shares

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock.

Description of Depositary Shares

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us to be the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that may be filed as exhibits to the registration statement in the event we issue depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depositary Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of holders of depositary shares will not be effective unless the amendment has been approved by holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to holders of depositary receipts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

The depositary will forward to holders of depository receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Anti-takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws, Oklahoma Law and our Rights Plan

Special Meetings. Our bylaws provide that special meetings of our shareholders may be called only by the Chairman of the Board, the President or a majority of the members of the Board of Directors. This provision may make it more difficult for shareholders to take actions opposed by the Board of Directors.

Shareholder Consents. Our bylaws provide that any action required to be taken or which may be taken by holders of our common stock may be effected by a written consent signed by all shareholders. The provisions of the certificate of incorporation and bylaws requiring shareholder action by unanimous written consent could prevent holders of a majority of the voting power of GMX from using the written consent procedure to take shareholder action.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at an annual meeting of shareholders, not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not earlier than 90 days prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting is first made. With respect to other business to be brought before an annual meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting. The Oklahoma General Corporation Act (“OGCA”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares. Our amended and restated certificate of incorporation will provide that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the NASDAQ. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amendment of Bylaws. Our certificate of incorporation permits our Board of Directors to adopt, amend and repeal our bylaws. Our bylaws do not permit shareholders to amend the bylaws.

Oklahoma Business Combination Statute. Under the terms of our amended and restated certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Section 1090.3 of the OGCA. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

Because we have opted out of this Oklahoma anti-takeover law, any interested shareholder could pursue a business combination transaction that is not approved by our board of directors.

Oklahoma Control Share Statute. Under the terms of our certificate of incorporation and as permitted under the OGCA, we will elect not to be subject to Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth (1/5) or more but less than one-third (1/3) of all voting power;

•	one-third (1/3) or more but less than a majority of all voting power; or

•	a majority of all voting power.

A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of the OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth (1/5) or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution . . . according the shares the same voting rights as they had before they became control shares.” Section 1153 of the OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

Because we have opted out of the Oklahoma control share statute, any shareholder holding control shares will have the right to vote his or its shares in full in the election of directors.

Rights Plan. In May 2005 our shareholders approved the principal terms of a rights plan (the “Rights Plan”) and we entered into a rights agreement with UMB Bank, n.a. and we declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The Rights trade with, and are inseparable from, our common stock. The Rights are evidenced only by the certificates that represent shares of common stock. New Rights accompany any new shares of common stock we issue after May 31, 2005.

The Rights Plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to deter potential abusive tactics to gain control of the Company without paying a fair price to all of our shareholders. The Rights are intended to enable all of our shareholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with the Board of Directors prior to attempting a takeover.

The Rights generally will be exercisable only if a person or group acquires 20% or more of our common stock or commences a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock. However, Ken L. Kenworthy, Jr., our Chief Executive Officer, and his wife, Karen M. Kenworthy, who collectively currently own approximately 20% of the Company’s outstanding common stock, will not render the Rights exercisable unless they collectively own more than 30% of our common stock.

If a person or group acquires 20% or more of our outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, which is initially $65.00, a number of our common shares having a market value of twice such price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 20% or more of our outstanding common stock, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights.

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of our common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors. The Rights expire on June 1, 2015.

The terms of the Rights Plan may be amended, or the Rights Plan may be terminated, by our Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board of Directors may not terminate the Rights Plan or amend the Rights Plan in a way that adversely affects holders of the Rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is UMB Bank, n.a.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number of amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock, shares of preferred stock, depositary shares or warrants or any combination of such securities, including guarantees of any securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•	the terms of the units and of any of the debt securities, common stock, preferred stock, depositary shares, warrants and guarantees comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus (a) through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or (d) through a combination of any such methods of sale. The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sales Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

General Information

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement. We may indemnify, underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, or make contributions to payments they may be required to make relating to those liabilities. Our underwriters, dealers, and agents, or their affiliates, may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Each series of securities offered by this prospectus may be a new issue of securities with no established trading market. Any underwriters to whom securities offered by this prospectus are sold by us for public offering and sale may make a market in the securities offered by this prospectus, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities offered by this prospectus.

Representatives of the underwriters through whom our securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum.

Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

Certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, OK. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005 and December 31, 2004, incorporated by reference in this prospectus have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The historical reserve information prepared by Sproule Associates Inc. incorporated by reference in this prospectus has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

1,800,000 SHARES

9.25% SERIES B CUMULATIVE PREFERRED STOCK

A.G. EDWARDS	FERRIS, BAKER WATTS Incorporated

CAPITAL ONE SOUTHCOAST

FIRST ALBANY CAPITAL

The date of this prospectus supplement is August 8, 2006.